Filed pursuant to Rule 433
Registration Statement No.: 333-203300
Issuer Free Writing Prospectus dated April 28, 2017
Relating to Preliminary Prospectus Supplement dated April 27, 2017

UPSIZED TERM SHEET

CORMEDIX INC.

Public Offering of Common Stock and Warrants

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base prospectus, any amendment and any applicable prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

A preliminary prospectus supplement to the base prospectus dated April 27, 2017 has been filed with the Securities and Exchange Commission (SEC) in the United States and contains important information relating to the securities described in this term sheet. The issuer has filed a registration statement (including the base prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus, as supplemented by the preliminary prospectus supplement filed with the SEC, in that registration statement and other documents the issuer has and will file with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, as supplemented, if you request it, from H.C. Wainwright & Co., via email at placements@hcwco.com or telephone at 646-975-6996.

Issuer:	CorMedix Inc. (the “Company”)

Number of Firm Securities:
16,190,697 shares of common stock of the Company (each, a “Share”), together with two tranches of warrants to purchase an aggregate of 24,286,044 shares of our common stock, referred to as the "Tranche 1 Warrants" and the "Tranche 2 Warrants".

Number of Option Securities:	2,428,604 additional Shares and/or Tranche 1 Warrants to purchase up to 1,821,453 Shares and Tranche 2 Warrants to purchase up to 1,821,453 Shares.

Public price per Share and Related Warrants:	$0.75

Tranches of Warrants:
A Tranche 1 Warrant to purchase 0.75 of a share of our common stock will be issued for every one Share sold in this Offering (as defined below) and a Tranche 2 Warrant to purchase 0.75 of a share of our common stock will be issued for every one Share sold in this Offering.

Initial Warrant exercise price:
Each Tranche 1 Warrant will have an exercise price of $1.05 per share of common stock and each Tranche 2 Warrant will have an exercise price of $0.75 per share of common stock, both subject to adjustment as described in the prospectus supplement.

Warrant Exercisability Date:
Each Tranche 1 Warrant and Tranche 2 Warrant will become exercisable on any day on or after the date that the Company publicly announces through the filing of a Current Report on Form 8-K that the amendment to the Company’s Amended and Restated Certificate of Incorporation, as amended, to increase the shares of authorized capital stock from 82,000,000 shares to 202,000,000 shares and to increase the number of authorized shares of common stock from 80,000,000 to 200,000,000 shares has been approved by the Company’s stockholders and has become effective (the “Exercisable Date”).

Expiration:	Each Tranche 1 Warrant will expire five years following the Exercisable Date. Each Tranche 2 Warrant will expire thirteen months following the Exercisable Date.

Over-Allotment Option:
The Underwriter (as defined below) will have an option, exercisable, in whole or in part, in the sole discretion of the Underwriter, at any time prior to the day that is the 30th day following the date of the Underwriting Agreement, to purchase up to an additional 2,428,604 Shares and/or Tranche 1 Warrants to purchase 1,821,453 Shares and Tranche 2 Warrants to purchase up to 1,821,453 Shares at a price to the public of $0.73 per Share, $0.01 per Tranche 1 Warrant, and $0.01 per Tranche 2 Warrant on the same terms and conditions as set forth herein.

Form of Underwriting:
Firm commitment underwriting public offering by way of a prospectus supplement to the Company’s effective “shelf” registration statement (File No. 333-203300) (the “Offering”), subject to a mutually acceptable underwriting agreement containing the industry standard material adverse effect clauses running until the Closing Date (as defined below).

Underwriter:	H.C. Wainwright & Co., LLC, is acting as sole book-running manager for the Offering (the “Underwriter”).

Manchester Participation:
Manchester Securities Corp. (“Manchester”), a wholly owned subsidiary of Elliott Associates, L.P., is investing in the Offering in the amount of $2.0 million, pursuant to its partial exercise of participation rights that it holds pursuant to the Consent and Exchange Agreement dated September 15,2017, between Manchester and the Company. Notwithstanding Manchester's partial participation, Manchester will continue to have the right to acquire (no later than May 4, 2017) up to the full amount of securities that Manchester would have been permitted to acquire in the Offering had Manchester elected to exercise its full participation rights.

Jurisdictions:
No action is being taken in any jurisdiction outside the United States to permit a public offering of the Shares, Tranche 1 Warrants, and Tranche 2 Warrants. None of the units included in this Offering will be offered or sold, directly or indirectly, nor will any offering material or advertisements in connection with the offer and sales of any of the units be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction.

Underwriter’s Fees:
The Company will pay the Underwriter a commission equal to 6.0% of the gross proceeds of the Offering. The Company will reimburse the underwriter for certain, expenses including $40,000 non-accountable expense allowance, up to $100,000 for fees and expenses of legal counsel, and other estimated expenses up to $10,000 for the actual out-of-pocket cost of clearing agent settlement and financing, as applicable.

Underwriter’s Warrant:
The Company will issue to the Underwriter at closing, warrants to purchase the number of Shares equal to 6.0% of the aggregate number of Shares placed in the Offering, with an exercise price representing 125% of the public price per combined Share and related warrants.

Use of Proceeds:
The net proceeds of the Offering will be used for general corporate purposes, including the development of Neutrolin, specifically the LOCK-IT-100 and LOCK-IT-200 clinical trials, and working capital and capital expenditures. Pending the application of the net proceeds, the net proceeds will generally be invested in short-term, investment grade, interest bearing securities.

Listing:
Our common stock is listed on the NYSE MKT under the symbol “CRMD.” The Tranche 1 Warrants and the Tranche 2 Warrants will not be listed on the NYSE MKT, any other national securities exchange or other nationally recognized trading system.

Closing Date:	On or about May 3, 2017 or such other date as the Company and the Underwriter mutually agree (the “Closing Date”).

H.C. Wainwright & Co.